FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Derek Oil & Gas Corporation has distributed securities under a
provision listed in Appendix D or E to Multilateral Instrument 45-102
or a provision of securities legislation that specifies that the first trade
of the securities is subject to section 2.5 or 2.6 of Multilateral
Instrument 45-102 and hereby certifies that in respect of a distribution
on November 3, 2003 of 60,000 incentive options to purchase 60,000
common shares of *Derek Oil & Gas Corporation* at a price of $1.50
per common share*, Derek Oil & Gas Corporation* was a qualifying
issuer within the meaning of Multilateral Instrument 45-102 Resale of
Securities at the distribution date.

DATED at Vancouver, B.C. this 10th day of November, 2003.

Derek Oil & Gas Corporation

By: _____”Barry C.J. Ehrl”_____
         Barry C.J. Ehrl
         President & C.E.O.